NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001077

February 2, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Received SEC
FEB 0 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to Citi by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 7, 2009 and January 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Citigroup Inc. (C)
Rule 14a-8 Proposal by Kenneth Steiner
Cumulative Voting

Ladies and Gentlemen:

This responds additionally to the company December 19, 2008 no action request regarding this rule 14a-8 cumulative voting proposal by Kenneth Steiner.

The attached precedents from the first week in January 2009 appear to have at least some application to this no action request:
Bank of America Corporation (January 6, 2008)
Motorola, Inc. (January 7, 2008)

For these reasons and the earlier submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

January 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated November 26, 2008

The proposal recommends that the board take steps necessary to adopt cumulative voting.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

January 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 1, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

We are unable to concur in your view that Motorola may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Motorola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Citigroup Inc. (C)
Rule 14a-8 Proposal by Kenneth Steiner
Cumulative Voting

Ladies and Gentlemen:

This responds to the company December 19, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement (emphasis added):

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Kenneth Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008.

The above supporting statement from this proposal:
"Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008"
illustrates the strong support for cumulative voting in 2008 at Alaska Air (>51%) and General Motors (>53%) and both companies had majority voting for directors. Plus both General Motors and Alaska Air are incorporated in Delaware.

Shareholders who voted more than 51% in favor of cumulative voting knew that Delaware corporation Alaska Air had majority voting because this text was in the management opposition statement (emphasis added):

Moreover, ***in March 2006, the Board adopted a majority voting policy*** under which director nominees must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken. The Board believes that the Company's majority voting standard gives stockholders a meaningful say in the election of directors, making cumulative voting unnecessary.

Shareholders who voted more than 53% in favor of cumulative voting knew that Delaware corporation General Motors had majority voting because this text was in the management opposition statement (emphasis added):

GM's Board of Directors believes that cumulative voting would be inconsistent with its recent adoption of majority voting for directors and would not promote better performance by directors. In 2006, GM's Board amended the Corporation's Bylaws to adopt majority voting in the election of directors. GM's Bylaws provide that, in order to be elected in any uncontested election, nominees for election as directors of the Corporation must receive a majority of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As described elsewhere in this proxy statement, in contested elections directors will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. When cumulative voting is combined with a majority voting standard, difficult technical and legal issues can arise. One risk created by combining cumulative voting with majority voting is that in an uncontested election where a minority of stockholders desire to express their discontent, a small group of stockholders could thwart the will of the majority by cumulating their votes to force the rejection of one or more nominees supported by a majority of the stockholders.

Both the above 2008 proposals receiving strong support did not have text addressing the blending of cumulative voting with majority voting.

The company December 15, 2008 letter failed to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

The company argues that shareholders who gave greater than 50% support to cumulative voting at Delaware companies should be simply be ignored and henceforth be prevented from voting on this topic without precedent. The company does not address the number of Delaware companies that currently have cumulative voting and majority voting.

The company did not cite one example of Institutional Shareholder Services or RiskMetrics recommending that shareholders reject cumulative voting proposals due to a company's provision for majority voting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mr. Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2009 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its annual meeting of stockholders to be held on or about April 21, 2009. The Proponent's address, as stated in the Proposal, is ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** . The Proponent has requested to the Company that all future communications be directed to Mr. John Chevedden. Mr. Chevedden's telephone number and e-mail address, as stated in the Proponent's request, are ***FISMA & OMB Memorandum M-07-16*** and ***FISMA & OMB Memorandum M-07-16*** , respectively. Enclosed with this letter is a copy of the Company's October 27, 2008 letter to the Proponent regarding the procedural requirements of Rule 14a-8 and the response from the Proponent's broker on October 30, 2008.

Also enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) under the Act because the Proposal is inherently vague and misleading and thus contrary to Rule 14a-9 under the Act. Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

By copy of this letter and the enclosed material, the Company is notifying the Proponent and Mr. Chevedden of its intention to exclude the Proposal from its 2009 Proxy Materials. The Company currently plans to file its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2009.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (together the "Proposal," a copy of which, along with a cover letter to the Proposal, are annexed hereto as Exhibit A) submitted by Mr. Kenneth Steiner (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal recommends that the board of directors of the Company (the "Board") "take steps necessary to adopt cumulative voting." The Company believes that it may exclude the Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Rule 14a-8(i)(3) provides that a proposal may be excluded if the proposal "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPOSAL IS INHERENTLY VAGUE OR INDEFINITE AND MISLEADING AND THUS CONTRARY TO RULE 14a-9 UNDER THE ACT.

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 under the Act provides that

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

In the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B"), the Division of Corporation Finance provided "guidance on issues that arise commonly under rule 14a-8." The Division of Corporation Finance issued Legal Bulletin 14B because it observed that "the process for company objections [under Rule 14a-8(i)(3)] and the staff's consideration of those objections [had] evolve[d] well beyond its original intent" and thus it did "not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected." Legal Bulletin 14B, then, lists a number of circumstances under which it would *not* be appropriate for companies to exclude proposals in reliance on Rule 14a-8(i). At the same time as attempting to carve back the role of Rule 14a-8(i)(3), the Division of Corporation Finance noted that:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;[1] [or]
>
> - The company demonstrates objectively that a factual statement is materially false or misleading.

A. Inherently Vague or Indefinite

The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal[]." *Exxon Corporation* (avail. Jan. 29, 1992); *see also The Boeing Corporation* (avail. Feb. 10, 2004) (stating that a proposal was impermissibly vague and indefinite because it failed properly to disclose to stockholders the definition of "independent director" contemplated by the proposal); *Philadelphia Electric Company* (avail. July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The impermissible vagueness arises in the present circumstances because the Proposal does not explain how it will function in light of the Company's majority voting bylaw. Here, the Proposal is as follows: "Shareholders recommend that our Board take steps necessary to adopt cumulative voting." Importantly, however, the Proposal does not explain how cumulative voting would apply under the Company's majority voting provisions. Because the

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1 Thus, according to Legal Bulletin 14B, the Staff will make two inquiries: whether a proposal by itself is inherently vague or indefinite and whether a proposal, together with a supporting statement, is inherently vague or indefinite.

Company has adopted majority voting with respect to uncontested director elections,[2] but not contested elections, this issue is extremely significant.

1. The Company Adopted Majority Voting In Uncontested Elections.

Majority voting has been instituted by corporations at a rapid rate over the past several years as a method to give stockholders a greater role in uncontested elections than exists with plurality voting.[3] Under plurality voting, as the Commission has acknowledged, votes "against" a nominee do not have legal effect so there is no effective manner to vote against a nominee. *See* Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34,16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) P82,358 ("With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders."). Thus under plurality voting, even if a majority of stockholders vote "against" a nominee (or, to "withhold authority" to vote for a nominee), that nominee will still be reelected. In contrast, under majority voting, a nominee is not reelected if a majority of the votes cast with respect to that nominee are voted "against" that nominee. Thus, in an effort to empower a majority of stockholders, the Company adopted majority voting in uncontested elections.

2. Contested Elections – Plurality Voting.

In a contested election, stockholders have a choice between competing nominees; hence, the plurality vote standard offers stockholders a choice without need to provide effect to "against" votes. Thus, the Company did not adopt majority voting with respect to contested

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2 Section 1, Article IV of the By-Laws of the Company (the "Bylaws," annexed hereto as Exhibit C) provides that "a nominee in an uncontested election shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election." In a contested election, "directors shall be elected by a plurality of the votes cast, and stockholders shall not be permitted to vote against any nominee for director." An "uncontested election" is defined in the Bylaws as "any meeting of stockholders at which directors are elected and with respect to which either (i) no stockholder has submitted notice of an intent to nominate a candidate for election pursuant to Section 11 of Article III of these By-laws or (ii) if such notice has been submitted, all such nominees have been withdrawn by stockholders on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders."

3 For example, in February 2006, 16% of S&P 500 companies had some form of majority voting in place; by November 2007, that figure had increased to 66%. Claudia H. Allen, Study of Majority Voting in Director Elections (last updated Nov. 12, 2007), *available at* http://www.ngelaw.com/news/pubs_detail.aspx?ID=584 (last visited December 12, 2008).

elections; rather, plurality voting continues to apply in such an election, and stockholders are not permitted to vote against any nominee for director.

3. Contested Elections – Cumulative Voting Under Plurality Voting.

In a contested election, where plurality voting continues to apply, cumulative voting generally works as described in the supporting statement—it "allows a significant group of shareholders to elect a director of its choice." *See* Supporting Statement. For example, if a corporation has 100 shares that cast votes in an election for a five member board of directors, 40 of which are voting for the nominees running against the incumbents, under cumulative voting a total of 500 votes may be cast (100 shares outstanding * 5 directorships), and the minority group may cast 200 of those votes (40 shares controlled * 5 directorships). If the minority group properly cumulated its votes, it could elect individuals to fill two of the five seats on the board of directors.[4]

Thus, insofar as the Proposal applies solely in a contested election, its effect is clear.

4. Uncontested Elections – Majority Voting and Cumulative Voting.

However, insofar as the Proposal applies to *uncontested* elections, a number of issues arise. As discussed above, the Company adopted majority voting in uncontested elections in an effort to empower a majority of stockholders to reject a candidate and thereby prevent his or her reelection to a new term. Under the Company's majority voting bylaw, a director is reelected only if the votes cast "for" his or her election exceed the votes cast "against" his or her election.

It is unclear, however, whether Delaware law allows for cumulating "against" votes. Section 214 of the Delaware General Corporation Law (the "DGCL"), which allows a corporation to adopt cumulative voting in its certificate of incorporation, provides as follows.

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast *for* the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes *for* a single director or may distribute them among the

4 See generally RANDALL S. THOMAS & CATHERINE T. DIXON, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL § 10.04 (3d ed. 2001 supp.) (discussing the mechanics of cumulative voting, including a formula "to determine how many directors can be elected by a group controlling a particular number of shares").

number to be voted for, or *for* any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added). To the Company's knowledge, and as discussed further in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP annexed hereto as Exhibit B, the legislative commentary to Section 214 does not shed light on whether Section 214 allows cumulating "against" votes, and there has been no judicial opinion clarifying the issue.

To the extent Section 214 is interpreted not to permit cumulating "against" votes, cumulative voting will, by permitting the cumulating of "for" but not "against" votes, enable a minority of stockholders to defeat an "against" campaign supported by a majority of the stockholders. As an example, refer back to the corporation with 100 shares that cast votes in an election for a five member board of directors. Under majority voting (without cumulative voting), if the holders of 51 of the shares voted against all five incumbent directors, none of the incumbents would be elected. If "for" votes, but not "against" votes, can be cumulated, however, the holders of 49 shares that are supporting the incumbent nominees would have enough "for" votes to cumulate to allow them to elect 4 of the 5 nominees.[5] Under these circumstances, the purpose of majority voting would be largely defeated.

Alternatively, even if Section 214 permitted stockholders to cumulate "against" votes, cumulative voting could allow a minority group of stockholders to block the will of the majority—frustrating the very purpose of majority voting.[6] *See generally* Allen, Study of Majority Voting in Director Elections, *supra* fn. 3 at n. 66 (discussing the interplay between cumulative voting and majority voting). If the minority group of stockholders favors the incumbent directors and a majority group of stockholders favors an "against" campaign against the majority of directors, the minority group would be able to cumulate its "for" vote in an attempt to defeat the "against" campaign, at least with respect to some of the targeted directors, significantly changing the power of majority voting.[7] In other words, if a "withhold campaign"

5 The holders of the 49 shares voted "for" the incumbents would have a total of 245 votes (49 shares controlled * 5 directorships) out of a total 296 cast (249 "for" votes plus 51 non-cumulated votes represented by the holders of the 51 shares voting "against" the incumbents).

6 Indeed, California has recently amended its Corporations Code to allow a corporation to provide for majority voting in uncontested elections, but only if that corporation has eliminated cumulative voting. *See Cal Corps. Code* § 708.5(b) (Deering 2007). *See also Rev. Code. Wash.* § 23B.10.205 (2008) (same).

The DGCL itself also recognizes that cumulative voting empowers a *minority* block, as opposed to a *majority* block. *See* 8 *Del. C.* § 141(k)(2) (prohibiting, for a corporation where cumulative voting is permitted, the removal of a director "if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors", and thus recognizing that a *majority* vote may be inconsistent with the will of the *minority*, which is given effect in a scheme permitting cumulative voting).

7 *See* E. Norman Veasey, Majority Voting In Director Elections: From The Symbolic To The Democratic, The ISS Institute For Corporate Governance, 1543 PLI/CORP. 331, 338 n.2 (2005) ("Cumulative voting implies plurality voting, since the former only makes sense with the latter.").

targeted 3 directors on a 5 member board, the holders of less than a majority of the voting shares could defeat the campaign as to one of the targeted directors, even though a majority of the voting shares sought to defeat all three.[8]

5. Resulting Breadth of Proposal

As mentioned above, the Proposal merely recommends that the Board "take steps necessary to adopt cumulative voting," and does not explain the uncertainties created by the combination of majority and cumulative voting. Without addressing these uncertainties, the Proposal leaves to "stockholders voting on the Proposal, [and] the [C]ompany in implementing the [P]roposal (if adopted)," the task of determining whether the Proposal requires cumulative voting solely in a contested election, or in both a contested and uncontested election.[9] This is exactly the situation that Legal Bulletin 14B states is appropriate "for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3)." For example, if one interprets the Proposal as requesting the adoption of cumulative voting with respect solely to a contested election, one need not consider the significant legal uncertainties with respect to the ability to cumulate against votes under Section 214 of the DGCL. However, if one interprets the Proposal as requesting the adoption of cumulative voting with respect to an *uncontested* election, one must *first* consider the legal uncertainties of cumulating "against" votes under Section 214 of the DGCL. Depending on one's view of the effect of against votes, one must then consider the weight of that view along

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8 Again return to the corporation with 100 shares that cast votes in an election for a five member board of directors. Assume the holders of 70 shares target 3 directors with a "withhold" campaign. The holders favoring the incumbents would utilize two of their votes to elect the directors not challenged by the withhold campaign and could cumulate their remaining votes so as to ensure the election of at least one of the directors targeted by the withhold campaign. See THOMAS & DIXON, *supra* note 4 at § 10.04 (formula for determining minimum number of shares to elect one director in a meeting where 100 shares will be voted and a total of 3 directorships are contested is equal yields 26 shares). Absent cumulative voting, the 70% majority would have been able to defeat each of the targeted nominees.

9 Notwithstanding the significant uncertainties created by seeking to employ both cumulative voting and majority voting, there is "continuing debate as to the relationship between majority voting and cumulative voting and whether these methods of voting should be mutually exclusive," Allen, Study of Majority Voting in Director Elections, *supra* fn. 3 at n. 66, so that, regardless of the uncertainties, it is quite possible that the Proposal intends for cumulative voting to apply in uncontested elections. *See also*, Claudia H. Allen, Majority Voting in Director Elections—An Activist Success Story (Nov. 13, 2007), *available at* http://www.ngelaw.com/news/pubs_detail.aspx?ID=777 (last visiting December 12, 2008) (observing that among factors cited in director resignation policies adopted in connection with a majority voting regime is "whether stockholders cumulated their votes with respect to the director in question").

Indeed, Hewlett-Packard Company, a Delaware corporation, employs both a majority voting regime in uncontested elections and a cumulative voting regime in all elections. In its most recent proxy materials, Hewlett-Packard took the position that its stockholders would not be permitted to cumulate against votes, such that, as discussed above, a minority of stockholders could defeat an "against" campaign supported by a majority of stockholders.

with one's view of the varying policy implications of allowing cumulative voting in an uncontested election (*i.e.*, one's thoughts as to the value of minority representation and to the value of "against" campaigns). A stockholder favoring cumulative voting in a contested election may well vote against the Proposal if it would require adoption of cumulative voting with respect to an uncontested election.[10]

The Staff has recognized the inherent vagueness and indefiniteness in a proposal contemplating the combination of majority and cumulative voting without indicating how those two regimes would work together. In response to a request submitted by Pinnacle West Capital Corporation ("Pinnacle West") that the Staff confirm it would not recommend enforcement action to the Commission if Pinnacle West excluded a proposal that it adopt a majority voting standard in addition to the state-mandated cumulative voting standard,[11] the Staff noted "that the proposal does not indicate how a 'majority of votes cast' would be determined for Pinnacle West, a company that is required under state law to have cumulative voting in the election of directors." *Pinnacle West Capital Corporation*, 2008 WL 868274 (Mar. 28, 2008). Similarly, here, the Proposal does not even mention, let alone indicate how, the Company's majority voting regime would work with a cumulative voting regime.

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Int'l Bus. Machines Corp.* (avail. Feb. 2, 2005). By the sheer variance of effect of the Proposal depending on how one interprets the Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

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10 Indeed, even if one eliminates the ambiguity associated with whether cumulating "against" votes is permissible by assuming that a state's law would not allow for cumulating "against" votes, majority voting proponents are split with respect to the effect and value of combining a cumulative voting regime with a majority voting regime. *See* Joshua R. Mourning, Comment: *The Majority-Voting Movement: Curtailing Shareholder Disenfranchisement In Corporate Director Elections*, 85 WASH. U. L. REV. 1143, 1175 n. 226 (2007) ("Even some majority-voting proponents suggest that, where a company provides for cumulative voting in director elections, a majority-voting standard is unnecessary because cumulative voting 'provides unique leverage to permit a minority of shareholders to have an influence on board composition.' . . . However, other majority-voting proponents argue that cumulative voting—though it does give minority shareholders greater voting power than they would have otherwise—does so only in contested elections, where majority voting is not applicable anyway. . . . Thus, in uncontested elections, where cumulative voting either does not apply or does not give shareholders any greater power because they can only cumulate votes for incumbent directors, majority voting is still necessary to give shareholders an effective voice in the election.").

11 Pinnacle West is incorporated in Arizona, which mandates cumulative voting in the election of directors. *Pinnacle West Capital Corporation* (avail. Mar. 28, 2008).

For these reasons, we believe the Proposal is vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

II. THE PROPONENT SHOULD NOT BE PERMITTED TO REVISE HIS PROPOSAL.

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[12] the Company asks the Staff to decline to grant the Proponent an opportunity to return to the drawing board to correct the inherent flaw in his Proposal. By failing to discuss the Company's majority voting bylaw, the Proposal is inherently vague and indefinite. Far from "minor in nature," it is the Company's position that the Proposal's inherent flaw is at the heart of the Proposal's substantive effect and correcting it would require a change in the substance of the Proposal. Moreover, the Proponent submitted a substantially similar proposal last year and was notified by the Company of the inherent flaws in the Proposal raised by the Proponent's failure to address the Company's already enacted majority voting bylaw. Despite an entire year to consider whether the Proponent intended for the Proposal to apply in an uncontested election, and thus in a majority voting scheme, the Proponent has failed to do so.

As the Division of Corporation Finance has stated, "no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance" are "not beneficial to all participants in the process and divert[] resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike." Legal Bulletin 14 Section E. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be excluded from the 2009 Proxy Materials entirely.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

2628979.5

12 *See* Staff Bulletin 14B Section E(1).

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Winfried F.W. Bischoff
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043
PH: 212-559-1000
FX: 212-793-3946

Rule 14a-8 Proposal

Dear Mr. Bischoff,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner 10-9-08
Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
F: 212-793-7600
Michael A. Ross <michael.ross@citicorp.com>

[C: Rule 14a-8 Proposal, October 21, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Kenneth Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic. Nonetheless our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Citigroup Inc* (February 22, 2008) no action letter available through SECnet http://secnet.cch.com.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment"
  - "Very High Concern" in executive pay.
- Three directors held 4 director seats each – Over-extension concern:
  - Winfried Bischoff
  - Anne Mulcahy
  - Robert Ryan
- Three directors had 19 to 38 years tenure each – Independence concern:
  - Michael Armstrong
  - Kenneth Derr
  - Franklin Thomas

- Our executive pay committee was 67% composed of "Problem Directors" according to TCL. These are the reasons for the "Problem Director" designation:
  - Richard Parsons chaired the Citigroup executive pay committee, a committee with a track record of overpaying.
  - Kenneth Derr due to his directorship concerning the Calpine Corporation bankruptcy.
- Messrs Parsons and Derr also served on our key nomination committee.

• Our following directors were designated "Accelerated Vesting" directors by TCL. This was due to a director's involvement with a board that accelerated stock option vesting in order to avoid recognizing the related expense:

Michael Armstrong
Alain Belda
Anne Mulcahy
Judith Rodin
Franklin Thomas

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

DJF

DISCOUNT BROKERS

Date: 30 October 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1544 shares of Citigroup Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/19/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-30-08 # of pages ▸
To Shelley Oripkin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 212-793-7600	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi com

VIA UPS

October 27, 2008

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via E-mail and UPS)

FISMA & OMB Memorandum M-07-16

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2009\Proposals\K Steiner Ack ltr doc

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 19, 2008

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter is in response to your request for our thoughts with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of Kenneth Steiner as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have asked us to discuss whether a stockholder may cumulate "against" votes under Delaware law. You have further asked us to discuss whether cumulative voting is consistent with majority voting for the election of directors.

I. The Proposal.

The Proposal, if implemented, would recommend that the board of directors of the Company (the "Board") "take steps necessary to adopt cumulative voting." In its entirety, the Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to [sic] number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can

> withhold votes from certain poor-performing nominees in order to cast multiple votes for others.[1]

II. Summary.

The Proposal recommends that the Board "take steps necessary to adopt cumulative voting." It is unclear under Delaware law whether votes "against" a nominee for election to a board of directors may be cumulated. Because the ability to cast "against" votes is an important element of the Company's majority voting rules for the election of directors, it is not clear that cumulative voting is consistent with the Company's election rules and with majority voting generally.

III. The Effect Of Cumulative Voting Under Majority Voting.

A. The Ability To Cumulate Votes "Against" A Nominee Under Delaware Law.

Section 214 of the Delaware General Corporation Law, which addresses cumulative voting, permits a Delaware corporation to provide in its certificate of incorporation that votes may be cumulated "for" a chosen nominee, but says nothing about cumulating votes "against" a chosen nominee. Section 214 provides as follows:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast *for* the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes *for* a single director or may distribute them among the number to be voted *for*, or *for* any 2 or more of them as such holder may see fit.

8 *Del. C.* § 214 (emphasis added). As illustrated by the emphasis above, Section 214 is written in contemplation of cumulating votes "*for*" a nominee. However, Section 214 says nothing about cumulating votes "*against*" a nominee. There is no case law on point. Therefore, it is unclear whether a stockholder may cumulate votes "against" a nominee under Delaware law.

---

[1] A longer supporting statement, not relevant to our discussion, accompanies the Proposal.

B. Cumulative Voting Under Majority Voting.

The questionable validity of "against" votes under a cumulative voting regime leads to great uncertainty for a corporation which, like the Company, has adopted majority voting for the election of directors.[2] Under majority voting rules, a nominee in an uncontested election generally is elected only if the votes cast "for" such nominee exceed the votes cast "against" such nominee. The concept is that each stockholder can vote "for" or "against" with respect to all of its shares; thus, each stockholder has as many potential "for" votes as "against" votes, and can employ its "against" votes to defeat a nominee. Under cumulative voting, however, while it is clear that "for" votes may be cumulated, it is not clear that "against" votes may be cumulated. Therefore, implementing cumulative voting in a majority voting regime may effectively give stockholders far more "for" votes than "against" votes—with the result that the stockholders' power to defeat unopposed nominees is greatly diluted, and the core reason for majority voting is largely undermined. Even if stockholders are permitted to cumulate "against" votes, the imposition of cumulative voting may increase the size of the majority necessary to defeat multiple unopposed candidates, since some of the target nominees may receive cumulated "for" votes. *Cf.* 8 *Del. C.* § 141(k)(2) (prohibiting the removal of a director of a corporation with a cumulative voting regime "if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors," thus recognizing that the will of the *minority* is given some effect in a cumulative voting regime). Thus, in any event, the ability of a majority of stockholders to defeat unopposed candidates will be diluted to some extent by the introduction of cumulative voting in unopposed elections, whether or not "against" votes may be cumulated.

IV. Conclusion.

For the reasons discussed above, it is unclear whether a stockholder may cumulate votes "against" a nominee under Delaware law, and it is therefore unclear under Delaware law whether cumulative voting is consistent with majority voting for the election of directors.

Very truly yours,

2628719.4

Morris, Nichols, Arsht & Tunnell LLP

---

[2] In contrast, where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. *See N. Fork Bancorporation, Inc. v. Toal*, 825 A.2d 860 (Del. Ch. 2000), *aff'd*, 781 A.2d 693 (Del. 2001) (describing the interplay between Delaware law and the rules of the Securities and Exchange Commission, and agreeing with the concern that allowing an "against" vote on a proxy card issued under plurality voting could mislead stockholders into thinking that "against" votes are effective under plurality voting).

Exhibit C

BY-LAWS

OF

CITIGROUP INC.

As amended effective October 16, 2007

INDEX

TO

BY-LAWS

OF

CITIGROUP INC.

BY-LAWS
OF
CITIGROUP INC.

ARTICLE I
LOCATION

SECTION 1. The location of the registered office of the Company in Delaware shall be in the City of Wilmington, County of New Castle, State of Delaware.

SECTION 2. The Company shall, in addition to the registered office in the State of Delaware, establish and maintain an office within or without the State of Delaware or offices in such other places as the Board of Directors may from time to time find necessary or desirable.

ARTICLE II
CORPORATE SEAL

SECTION 1. The corporate seal of the Company shall have inscribed thereon the name of the Company and the words "Incorporated Delaware."

ARTICLE III
MEETINGS OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders, or any special meeting thereof, shall be held either in the City of New York, State of New York, or at such other place as may be designated by the Board of Directors or group of Directors calling any special meeting.

SECTION 2. Stockholders entitled to vote may vote at all meetings either in person or by proxy authorized electronically or by an instrument in writing executed in any manner permitted by law or transmission permitted by law. All proxies shall be filed with the Secretary of the meeting before being voted upon.

SECTION 3. A majority in amount of the stock issued, outstanding and entitled to vote represented by the holders in person or by proxy shall be requisite at all meetings to constitute a quorum for the election of Directors or for the transaction of other business except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws. If at any annual or special meeting of the stockholders, a quorum shall fail to attend, a majority in interest attending in person or by proxy may adjourn the meeting from time to time, without notice other than by announcement at the meeting (except as otherwise provided herein) until a quorum shall attend and thereupon any business may be transacted which might have been transacted at the meeting originally called had the same been held at the time so called. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, to the extent required by law a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 4. The annual meeting of the stockholders shall be held on such date and at such time as the Board of Directors may determine by resolution. The business to be transacted at the annual meeting shall include the election of Directors and such other business as may properly come before the meeting. Except as otherwise set forth in the Certificate of Incorporation, each holder of voting stock shall be entitled to one vote for each share of such stock standing registered in his or her name.

SECTION 5. Notice of the annual meeting shall be given by the Secretary to each stockholder entitled to vote, at his or her last known address, at least ten days but not more than sixty days prior to the meeting.

SECTION 6. Special Meetings

(a) Special Meetings Called by Chairman or Chief Executive Officer. Special meetings of the stockholders may be called by the Chairman or the Chief Executive Officer. A special meeting shall be called at the request, in writing, of a majority of the Board of Directors or by the vote of the Board of Directors.

(b) Stockholder Requested Special Meetings. A special meeting of stockholders shall be called by the Board upon the written request to the Secretary of record holders of at least twenty-five percent of the outstanding common stock of the Company.

(1) A written request for a special meeting of stockholders shall be signed by each stockholder, or duly authorized agent, requesting a special meeting and shall set forth: (i) a statement of the specific purpose of the meeting and the matters proposed to be acted on at the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of the stockholders requesting the meeting; (ii) the name and address of each such stockholder as it appears on the Company's stock ledger; and (iii) the number of shares of the Company's common stock owned of record and beneficially by each such stockholder. A stockholder may revoke the request for a special meeting at any time by written revocation delivered to the Secretary.

(2) Except as provided in the next sentence, a special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the receipt by the Company of a properly submitted request to call a special meeting. A special meeting requested by stockholders shall not be held if either

(i) the Board has called or calls for an annual meeting of stockholders and the purpose of such annual meeting includes (among any other matters properly brought before the meeting) the purpose specified in the request, or (ii) an annual or special meeting was held not more than 12 months before the request to call the special meeting was received by the Company which included the purpose specified in the request.

(3) Business to be conducted at a special meeting may only be brought before the meeting pursuant to the Company's notice of meeting; provided however that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any stockholder requested special meeting. The Board of Directors may fix a record date to determine the holders of common stock who are entitled to deliver written requests for a special meeting.

SECTION 7. Notice of each special meeting, indicating briefly the object or objects thereof, shall be given by the Secretary to each stockholder entitled to vote at his or her last known address, at least ten days but not more than sixty days prior to the meeting. Only such business shall be conducted at a special meeting of stockholders as shall be stated in the Company's notice of the meeting.

SECTION 8. If the entire Board of Directors becomes vacant, any stockholder may call a special meeting in the same manner that the Chairman or the Chief Executive Officer may call such meeting, and Directors for the unexpired term may be elected at said special meeting in the manner provided for their election at annual meetings.

SECTION 9. The Company may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

SECTION 10. The officer presiding at any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. He or she shall have the power to adjourn the meeting to another place, date and time.

SECTION 11. A notice of a stockholder to make a nomination or to bring any other matter before a meeting shall be made in writing and received by the Secretary of the Company (a) in the event of an annual meeting of stockholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting provided, however, that in the event that the annual meeting is called on a date that is not within thirty days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the fifteenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; or (b) in the event of a special meeting of stockholders, such notice shall be received by the Secretary of the Company not later than the close of the fifteenth day following the day on which notice of the meeting is first mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

Every such notice by a stockholder shall set forth:

(a) the name and residence address of the stockholder of the Company who intends to make a nomination or bring up any other matter;
(b) a representation that the stockholder is a holder of the Company's voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;
(c) with respect to notice of an intent to make a nomination, a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
(d) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors of the Company; and
(e) with respect to the notice of an intent to bring up any other matter, a description of the matter, and any material interest of the stockholder in the matter.

Notice of intent to make a nomination shall be accompanied by the written consent of each nominee to serve as director of the Company if so elected.

At the meeting of stockholders, the Chairman shall declare out of order and disregard any nomination or other matter not presented in accordance with this section.

ARTICLE IV
DIRECTORS

SECTION 1. The affairs, property and business of the Company shall be managed by or under the direction of a Board of Directors, with the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The terms of Directors shall be as provided in the Certificate of Incorporation as amended from time to time. A nominee in an uncontested election shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election. For purposes of these By-laws, an "uncontested election" means any meeting of stockholders at which directors are elected and with respect to which either (i) no stockholder has submitted notice of an intent to nominate a candidate for election pursuant to Section 11 of Article III of these By-laws or (ii) if such notice has been submitted, all such nominees have been withdrawn by stockholders on or before the tenth day before the Company first mails its notice of meeting for such meeting to the stockholders. In all director elections other than uncontested elections, directors shall be elected by a plurality of the votes cast, and stockholders shall not be permitted to vote against any nominee for director. If the holders of preferred stock of the Company are entitled to elect one or more directors in accordance with a certificate adopted pursuant to Paragraph B of Article FOURTH of the Certificate of Incorporation, such directors shall be elected in accordance with this Section unless a different vote for election is specified in such certificate. If a nominee in an uncontested election is not elected by a majority vote, then the Director shall offer to resign from his or her position as a Director. Unless the Board decides to reject the offer or to postpone the effective date of the offer, the resignation shall become effective 60 days after the date of the election. In making a determination whether to reject the offer or postpone the effective date, the Board of Directors shall consider all factors it deems relevant to the best interests of the Company. If the Board rejects the resignation or postpones its effective date, it shall issue a public statement that discloses the reason for its decision. The Board of Directors may appoint a Lead Director who shall preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions. In addition to the powers and authorities expressly conferred upon the Board of Directors by these By-laws, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Company, but subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of these By-laws. For purposes of these By-laws the term "entire Board of Directors" shall mean the total number of Directors as determined by the Board of Directors from time to time whether or not there exist any vacancies in previously authorized directorships.

SECTION 2. Vacancies in the Board of Directors shall be filled as provided in the Certificate of Incorporation as amended from time to time.

SECTION 3. The Board of Directors shall have authority to determine from time to time, the amount of compensation that shall be paid to any of its members, provided, however that no such compensation shall be paid to any Director who is a salaried officer or employee of the Company or any of its subsidiaries. Directors shall be entitled to receive transportation and other expenses of attendance at meetings. Nothing herein contained shall be construed to preclude a Director or member of a committee from serving in any other capacity and receiving compensation therefor.

SECTION 4. The Company shall indemnify, to the fullest extent permissible under the General Corporation Law of the State of Delaware, or the indemnification provisions of any successor statute, any person, and the heirs and personal representatives of such person, against any and all judgments, fines, amounts paid in settlement and costs and expenses, including attorneys' fees, actually and reasonably incurred by or imposed upon such person in connection with, or resulting from any claim, action, suit or proceeding (civil, criminal, administrative or investigative) in which such person is a party or is threatened to be made a party by reason of such person being or having been a director, officer or employee of the Company, or of another corporation, joint venture, trust or other organization in which such person serves as a director, officer or employee at the request of the Company, or by reason of such person being or having been an administrator or a member of any board or committee of the Company or of any such other organization, including, but not limited to, any administrator, board or committee related to any employee benefit plan.

The Company shall advance expenses incurred in defending a civil or criminal action, suit or proceeding to any such director, officer or employee upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount, if it shall ultimately be determined that such person is not entitled to indemnification by the Company.

The foregoing right of indemnification and advancement of expenses shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled, under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs and personal representatives of such person.

SECTION 5. Each Director and officer and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Company or of any of its subsidiaries, or upon information, opinions, reports or statements made to the Company or any of its subsidiaries by any officer or employee of the Company or of a subsidiary or by any committee designated by the Board of Directors or by any other person as to matters such Director, officer or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

ARTICLE V
MEETINGS OF THE DIRECTORS

SECTION 1. The Board of Directors shall meet as soon as convenient after the annual meeting of stockholders in the City of New York, State of New York, or at such other place as may be designated by the Board of Directors, for the purpose of organization and the transaction of any other business which may properly come before the meeting.

SECTION 2. Regular meetings of the Directors may be held without notice at such time and place as may be determined from time to time by resolution of the Board of Directors or as determined by the Secretary upon reasonable notice to each Director.

SECTION 3. A majority of the total number of the entire Board of Directors shall constitute a quorum except when the Board of Directors consists of one Director, then one Director shall constitute a quorum for the transaction of business, but the Directors present, though fewer than a quorum, may adjourn the meeting to another day. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 4. Special meetings of the Board may be called by the Board of Directors, or the Chairman, on one day's notice, or other reasonable notice, to each Director, either personally, by mail or by electronic transmission, and may be held at such time and place as the Board of Directors, or the officer calling said meeting may determine. Special meetings may be called in like manner on the request in writing of three Directors. Special meetings of the full Board and executive sessions of the Board, may be called in like manner by the Lead Director.

SECTION 5. In the absence of both the Secretary and an Assistant Secretary, the Board of Directors shall appoint a secretary to record all votes and the minutes of its proceedings.

ARTICLE VI
COMMITTEES

SECTION 1. The Board of Directors may designate committees of the Board and may invest such committees with all powers of the Board of Directors, except as otherwise provided in the General Corporation Law of the State of Delaware, subject to such conditions as the Board of Directors may prescribe, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose in the office of the Company and shall report the same to the Board of Directors.

ARTICLE VII
EXECUTIVE COMMITTEE

SECTION 1. The Executive Committee shall be composed of the Chairman and such additional Directors not less than three, appointed by the Board, who shall serve until the next annual organization meeting of the Board and until their successors are appointed. A majority of the members of the Executive Committee shall constitute a quorum. The vote of the majority of members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. Any vacancy on the Executive Committee shall be filled by the Board of Directors.

SECTION 2. The Executive Committee may exercise all powers of the Board of Directors between the meetings of the Board except as otherwise provided in the General Corporation Law of the State of Delaware and for this purpose references in these By-laws to the Board of Directors shall be deemed to include references to the Executive Committee.

SECTION 3. Meetings of the Executive Committee may be called at any time upon reasonable notice, either personally, by mail or by electronic transmission, by the Chairman, the Chairman of the Executive Committee, or by any two members of the Executive Committee.

SECTION 4. In the absence of both the Secretary and an Assistant Secretary, the Executive Committee shall appoint a secretary who shall keep regular minutes of the actions of the Committee and report the same to the Board of Directors.

SECTION 5. The Board of Directors may designate from the members of the Executive Committee a Chairman of the Executive Committee. If the Board of Directors should not make such designation, the Executive Committee may designate a Chairman of the Executive Committee.

ARTICLE VIII
OFFICERS OF THE COMPANY

SECTION 1. The officers of the Company shall consist of a Chief Executive Officer and may include a Chairman, President, Chief Operating Officer, one or more Vice Chairmen, one or more Vice Presidents, a Secretary and a Treasurer. There also may be such other officers and assistant officers as, from time to time, may be elected or appointed by, or pursuant to the direction of, the Board of Directors.

ARTICLE IX
OFFICERS – HOW CHOSEN

SECTION 1. The Directors shall appoint a Chief Executive Officer. They may also appoint a Chairman, President, Chief Operating Officer, one or more Vice Chairmen, one or more Vice Presidents, a Secretary and a Treasurer to hold office for one year or until others are appointed and qualify in their stead or until their earlier death, resignation or removal.

SECTION 2. The Directors may also appoint such other officers and assistant officers as from time to time they may determine, and who shall hold office at the pleasure of the Board. In addition, the Directors may delegate to officers of the Company, as designated by the Chief Executive Officer, the authority to appoint and dismiss assistant officers and deputy officers within the respective officer's area of supervision.

ARTICLE X
CHAIRMAN

SECTION 1. The Directors shall elect a Chairman annually from among their own number. The Chairman shall preside at meetings of the Board of Directors. The Chairman shall also have such powers and duties as may from time to time be assigned by the Board of Directors.

ARTICLE XI
CHIEF EXECUTIVE OFFICER

SECTION 1. The Chief Executive Officer shall have the general powers and duties of supervision, management and direction over the business and policies of the Company.

SECTION 2. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors and any committee thereof are carried into effect, and shall submit reports of the current operations of the Company to the Board of Directors at regular meetings of the Board, and annual reports to the stockholders.

ARTICLE XII
PRESIDENT

SECTION 1. In the absence of the Chief Executive Officer, the President shall exercise the powers and duties of the Chief Executive Officer. The President shall have general executive powers as well as the specific powers conferred by these By-laws. The President shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XIII
CHIEF OPERATING OFFICER

SECTION 1. In the absence of the Chief Executive Officer and the President, the Chief Operating Officer shall exercise the powers and duties of the Chief Executive Officer. The Chief Operating Officer shall have general executive powers as well as the specific powers conferred by these By-laws. The Chief Operating Officer shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XIV
VICE CHAIRMEN

SECTION 1. In the absence of the Chief Executive Officer, the President and the Chief Operating Officer, and in the order of their appointment to the office, the Vice Chairmen shall exercise the powers and duties of the Chief Executive Officer. The Vice Chairmen shall have general executive powers as well as the specific powers conferred by these By-laws. Each of them shall also have such powers and duties as may from time to time be assigned by the Board of Directors or the Chief Executive Officer.

ARTICLE XV
VICE PRESIDENTS

SECTION 1. Each Vice President shall have such powers and perform such duties as may be assigned to such officer by the Board of Directors or, subject to Section 2 of Article XVIII, by the Chief Executive Officer. The Board of Directors may add to the title of any Vice President such distinguishing designation as may be deemed desirable, which may reflect seniority, duties or responsibilities of such Vice President. The Chief Financial Officer, Treasurer, Controller and General Counsel shall have the powers and duties of a Vice President whether or not given that designation.

ARTICLE XVI
SECRETARY

SECTION 1. The Secretary shall attend all sessions of the Board of Directors and act as clerk thereof and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the committees of the Board of Directors when required.

SECTION 2. The Secretary shall see that proper notice is given of all meetings of the stockholders of the Company and of the Board of Directors. In the Secretary's absence, or in the case of his or her failure or inability to act, an Assistant Secretary or a secretary pro-tempore shall perform his or her duties and such other duties as may be prescribed by the Board of Directors.

SECTION 3. The Secretary shall keep account of certificates of stock, uncertificated shares or other receipts and securities representing an interest in or to the capital of the Company, transferred and registered in such form and manner and under such regulations as the Board of Directors may prescribe.

SECTION 4. The Secretary shall keep in safe custody the contracts, books and such corporate records as are not otherwise provided for, and the seal of the Company. The Secretary shall affix the seal to any instrument requiring the same and the seal, when so affixed shall be attested by the signature of the Secretary, an Assistant Secretary, Treasurer or an Assistant Treasurer.

ARTICLE XVII
TREASURER

SECTION 1. The Treasurer shall make such disbursements of the funds of the Company as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Company. The Treasurer shall also perform such other duties as the Board of Directors may from time to time prescribe.

ARTICLE XVIII
DUTIES OF OFFICERS

SECTION 1. In addition to the duties specifically enumerated in the By-laws, all officers and assistant officers of the Company shall perform such other duties as may be assigned to them from time to time by the Board of Directors or by their superior officers.

SECTION 2. The Board of Directors may change the powers or duties of any officer or assistant officer, or delegate the same to any other officer, assistant officer or person.

SECTION 3. Every officer and assistant officer of the Company shall from time to time report to the Board of Directors, or to his or her superior officers all matters within his or her knowledge which the interests of the Company may require to be brought to their notice.

SECTION 4. Unless otherwise directed by the Board of Directors, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice Chairman, any Vice President or the Secretary of the Company shall have power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Company may hold securities and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other corporation.

ARTICLE XIX
CERTIFICATES OF STOCK, SECURITIES AND NOTES

SECTION 1. The shares of the Company shall be represented by a certificate or shall be uncertificated and shall be entered in the books of the Company and registered as they are issued. Certificates of stock, or other receipts and securities representing an interest in the capital of the Company, shall bear the signature of the Chairman, the President or any Vice Chairman or any Vice President and bear the countersignature of the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer.

The Board of Directors may appoint one or more transfer agents and registrars, and may require all stock certificates, certificates representing any rights or options, and any written notices or statements relative to uncertificated stock to be signed by such transfer agents acting on behalf of the Company and by such registrars.

Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law or a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

SECTION 2. Nothing in this Article XIX shall be construed to limit the right of the Company, by resolution of the Board of Directors, to authorize, under such conditions as the Board may determine, the facsimile signature by any properly authorized officer of any instrument or document that the Board of Directors may determine.

SECTION 3. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature shall have been used on any certificates of stock, notes or securities shall cease to be such officer, transfer agent or registrar of the Company, whether because of death, resignation or otherwise, before the same shall have been issued by the Company, such certificates of stock, notes and securities nevertheless may be issued and delivered as though the person or persons who signed the same or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer, transfer agent or registrar of the Company.

SECTION 4. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate or evidence of the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon the Company's books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Company.

SECTION 5. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

SECTION 6. In the case of a loss or the destruction of a certificate of stock, a new certificate of stock or uncertificated shares may be issued in its place upon satisfactory proof of such loss or destruction and the giving of a bond of indemnity, unless waived, approved by the Board of Directors.

ARTICLE XX
NEGOTIABLE INSTRUMENTS AND CONTRACTS

SECTION 1. Any of the following officers who have been appointed by the Board of Directors to wit, the Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, the Vice Chairmen, the Vice Presidents, the Secretary, the Treasurer or any other person when such other person is authorized by the Board of Directors shall have the authority to sign and execute on behalf of the Company as maker, drawer, acceptor, guarantor, endorser, assignor or otherwise, all notes, collateral trust notes, debentures, drafts, bills of exchange, acceptances, securities and commercial paper of all kinds.

SECTION 2. The Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice Chairman, any Vice President, the Secretary, the Treasurer or any other person, when such officer or other person has been appointed by the Board of Directors shall have authority, on behalf of and for the account of the Company, (a) to borrow money against duly executed obligations of the Company; (b) to sell, discount or otherwise dispose of notes, collateral trust notes, debentures, drafts, bills of exchange, acceptances, securities, obligations of the Company and commercial paper of all kinds; (c) to sign orders for the transfer of money to affiliated or subsidiary companies, and (d) to execute contracts, powers of attorney or other documents to which the Company is a party.

SECTION 3. The Board of Directors may either in the absence of any of said officers or persons, or for any other reason, appoint some other officer or some other person to exercise the powers and discharge the duties of any of said officers or persons under this Article, and the officer or person so appointed shall have all the power and authority hereby conferred upon the officer or person for whom he or she may be appointed to act.

ARTICLE XXI
FISCAL YEAR

SECTION 1. The fiscal year of the Company shall begin the first day of January and terminate on the thirty-first day of December in each year.

ARTICLE XXII
NOTICE

SECTION 1. Whenever under the provisions of the laws of the State of Delaware or these By-laws notice is required to be given to any Director, member of a committee, officer or stockholder, it shall not be construed to mean personal notice, but such notice may be given by electronic transmission or in writing by depositing the same in the post office or letter box in a post paid, sealed wrapper, addressed to such Director, member of a committee, officer or stockholder at his or her address as the same appears in the books of the Company; and the time when the same shall be mailed shall be deemed to be the time of the giving of such notice.

ARTICLE XXIII
WAIVER OF NOTICE

SECTION 1. A written waiver of any notice, signed by a Director, member of a committee, officer or stockholder, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE XXIV
AMENDMENT OF BY-LAWS

SECTION 1. The Board of Directors, at any meeting, may alter or amend these By-laws, and any alteration or amendment so made may be repealed by the Board of Directors or by the stockholders at any meeting duly called. Any alteration, amendment or repeal of these By-laws by the Board of Directors shall require the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the entire Board of Directors.

END